EXHIBIT 12.3

SOVEREIGN’S CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YTD 6/30/09		YTD 12/31/08		YTD 12/31/07		YTD 12/31/06		YTD 12/31/05		YTD 12/31/04
FIXED CHARGES:
Interest on deposits	396,810		951,588		1,627,315		1,372,197		624,590		303,045
Interest on borrowings	468,401		1,089,135		1,185,698		1,156,695		729,116		538,288
Preference Security Dividends	11,478		22,462		22,462		11,231		-		-
Accretion of debt premium and issuance expense	13,031		10,389		11,442		11,768		9,296		9,622
Portion of rent expense representative of interest	21,190		43,356		43,140		39,075		39,644		45,574
Total Fixed Charges including deposit interest	910,910	X	2,116,930	S	2,890,057	N	2,590,965	J	1,402,646	F	896,529	B
Total Fixed Charges excluding deposit interest	514,100	Z	1,165,342	U	1,262,742	P	1,218,768	L	778,056	H	593,484	D

EARNINGS:
Income before taxes	(1,047,006)		(1,633,634)		(1,409,712)		19,131		892,120		581,222
Less: Preference Security Dividends	(11,478)		(22,462)		(22,462)		(11,231)		-		-
Total fixed charges including deposit interest	910,910	AA	2,116,930	V	2,890,057	Q	2,590,965		1,402,646		896,529
Total earnings including deposit interest in fixed charges	(147,574)	W	460,834	R	1,457,883	M	2,598,866	I	2,264,145	E	1,477,751	A

Less: Deposit interest	(396,810)		(951,588)		(1,627,315)		(1,372,197)		(624,590)		(303,045)

Total earnings excluding deposit interest in fixed charges	(544,384)	Y	(490,754)	T	(169,432)	O	1,226,669	K	1,639,555	G	1,174,706	C

RATIOS OR DEFICIENCY:
Earnings/fixed charges
Including interest on deposits	deficiency	=W/X	deficiency	=R/S	deficiency	=M/N	1.00	=I/J	1.61	=E/F	1.65	=A/B
Excluding interest on deposits	deficiency	=Y/Z	deficiency	=T/U	deficiency	=O P	1.01	=K/L	2.11	=G/H	1.98	=C/D

Deficiency in earnings to fixed charges including deposits	1,058,484	=AA-W	1,656,096	=V-R	1,432,174	=Q-M	N/A		N/A		N/A
Deficiency in earnings to fixed charges excluding deposits	1,058,484	=Z-Y	1,656,096	=U-T	1,432,174	=P-O	N/A		N/A		N/A